UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 26, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director



EARNINGS RELEASE 2Q22

VIVT
B3 LISTED

VIV
LISTED
NYSE

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the second quarter of 2022, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee. Totals are subject to rounding differences.

TO ACCESS THE SPREADSHEET CONTAINING THE DATA AVAILABLE ON OUR INVESTOR RELATIONS WEBSITE, CLICK HERE.

2Q22 HIGHLIGHTS

- **Acceleration of the customer base growth,** reaching 114 million total accesses. In the quarter, **mobile net adds totaled 13.9 million,** of which 12.6 million came from the acquisition of Oi Mobile.
- **Net revenue grew double-digit (+11.1% YoY** or +7.6% when excluding the effect of the Oi Mobile acquisition), boosted by **mobile service revenue (+15.1% YoY** or +9.4% YoY when excluding the effect of the Oi Mobile acquisition) and handset (+26.4% YoY). **Total fixed revenues maintained its positive performance** (+1.7% YoY), with FTTH revenue as the main highlight, **growing 23.7% YoY.**
- **Recurring EBITDA[1] increased +8.3% YoY** due to the strong performance in mobile. **Recurring Costs[1] (+12.9% YoY)** were impacted by the change in the revenue mix and inflation in the period.
- **Free cash flow totaled R$ 2.2 billion (+15.5% YoY)** in the quarter, allowing continuous investment in the core business expansion, as well as reinforcing shareholders' remuneration through the **Share Buyback Program (R$ 198 million** in buybacks in 2Q22).

114 Total Accesses — +17.7% y-o-y

57mn Postpaid Accesses — +20.9% y-o-y

5mn FTTH Accesses — +24.8% y-o-y

R$12bn Net Revenue — +11.1% y-o-y

[1] Excluding the positive non-recurring net effect of R$563 million in the 2Q21, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million.

HIGHLIGHTS

CONSOLIDATED IN R$ MILLION	2Q22	2Q21	Δ% YoY	6M22	6M21	Δ% YoY
Net Operating Revenue	**11,831**	**10,649**	**11.1**	**23,183**	**21,498**	**7.8**
Core Revenue[1]	10,839	9,453	14.7	21,124	19,016	11.1
Mobile Revenue	8,110	6,990	16.0	15,691	14,138	11.0
Fixed core revenue	2,729	2,462	10.8	5,433	4,878	11.4
Non-core Revenue[2]	992	1,197	(17.1)	2,059	2,483	(17.1)
Recurring Total Costs[3]	**(7,253)**	**(6,423)**	**12.9**	**(14,093)**	**(12,817)**	**10.0**
Reported Total Costs	(7,253)	(5,860)	23.8	(14,093)	(12,254)	15.0
Recurring EBITDA[3]	**4,578**	**4,226**	**8.3**	**9,090**	**8,681**	**4.7**
Rec. EBITDA[3] / Net Revenue Margin	*38.7%*	*39.7%*	*(1.0) p.p.*	*39.2%*	*40.4%*	*(1.2) p.p.*
Reported EBITDA	4,578	4,789	(4.4)	9,090	9,244	(1.7)
Rep. EBITDA/ Net Revenue Margin	*38.7%*	*45.0%*	*(6.3) p.p.*	*39.2%*	*43.0%*	*(3.8) p.p.*
Net Income	**746**	**1,345**	**(44.6)**	**1,496**	**2,287**	**(34.6)**
CAPEX ex-IFRS 16[4]	**2,575**	**2,251**	**14.4**	**4,455**	**4,194**	**6.2**
Operating Cash Flow (OpCF)[5]	**2,003**	**1,975**	**1.4**	**4,634**	**4,487**	**3.3**
OpCF[5]/ Net Revenue Margin	*16.9%*	*18.5%*	*0.1 p.p.*	*20.0%*	*20.9%*	*(4.2) p.p.*
Free Cash Flow	**2,157**	**1,868**	**15.5**	**4,634**	**4,067**	**13.9**
Core Revenue[1] / Net Revenue	**91.6%**	**88.8%**	**2.9 p.p.**	**91.1%**	**88.5%**	**2.7 p.p.**
Non-core Revenue[2] / Net Revenue	**8.4%**	**11.2%**	**(2.9) p.p.**	**8.9%**	**11.5%**	**(2.7) p.p.**
Total Subscribers (Thousand)	**113,706**	**96,721**	**17.6**	**113,706**	**96,721**	**17.6**
Core Subscribers	105,821	87,197	21.4	105,821	87,197	21.4
% / total accesses	*93.1%*	*90.2%*	*2.9 p.p.*	*93.1%*	*90.2%*	*2.9 p.p.*
Non-core Subscribers	7,885	9,524	(17.2)	7,885	9,524	(17.2)
% / total accesses	*6.9%*	*9.8%*	*(2.9) p.p.*	*6.9%*	*9.8%*	*(2.9) p.p.*

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.
[3] Excluding the positive non-recurring net effect of R$563 million in the 2Q21, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million.
[4] Does not include the relative amount of R$9.8 million of the license renewal in the 1Q22 and IFRS 16 effects.
[5] Operating Cash Flow is equivalent to Recurring EBITDA less CAPEX ex-IFRS 16.

MOBILE BUSINESS

CONSOLIDATED IN R$ MILLION	2Q22	2Q21	Δ% YoY	6M22	6M21	Δ% YoY
NET MOBILE REVENUE	**8,110**	**6,990**	**16.0**	**15,691**	**14,138**	**11.0**
Mobile Service Revenue	**7,415**	**6,441**	**15.1**	**14,288**	**12,944**	**10.4**
Postpaid	5,968	5,217	14.4	11,562	10,499	10.1
Prepaid	1,447	1,224	18.3	2,727	2,445	11.5
Handset Revenues	**695**	**550**	**26.4**	**1,403**	**1,194**	**17.5**

Outstanding **Mobile Service Revenue** performance, up +15.1% YoY. When excluding the effect of the acquisition of Oi Mobile, the growth would be 9.4% YoY. **Postpaid Revenue**[1], which represents 80% of our mobile service revenue, grew 14.4% YoY due to the expressive customer base addition and to the annual price readjustment. In the last quarter, we added 4,671 thousand postpaid accesses with the acquisition of Oi Mobile. In addition to the inorganic growth of the customer base, we added 1,361 thousand accesses organically in the last 3 months, both due to the migration from prepaid to control, and the positive balance of portability from other operators. The monthly postpaid churn (ex-M2M) remained at a low level, at 1.1%.

Prepaid Revenue rose by 18.3% year-on-year driven by the increase in the customer base with the inclusion of Oi Mobile accesses and greater recurrence of top-ups.

The broad smartphones and accessories portfolio, together with the shopping experience at Vivo's stores, contributed to a growth of 26.4% in **Handset Revenue** in comparison to the same quarter of the previous year.

MOBILE ACCESSES



Million
+23%
81
34
47
85
34
51
99
42
57
2Q21
1Q22
2Q22
Postpaid
Prepaid

POSTPAID ACCESSES



Million
+21%
47
13
35
51
14
37
57
15
42
2Q21
1Q22
2Q22
M2M + Dongles
Human postpaid
Postpaid Churn (ex-M2M) %
1.3%
1.2%
1.1%
2Q21
1Q22
2Q22

[1] Postpaid revenue includes M2M, dongles, wholesale and others.

FIXED BUSINESS

CONSOLIDATED IN R$ MILLION	2Q22	2Q21	Δ% YoY	6M22	6M21	Δ% YoY
NET FIXED REVENUE	**3,721**	**3,659**	**1.7**	**7,492**	**7,361**	**1.8**
Core fixed revenue[1]	**2,729**	**2,462**	**10.8**	**5,433**	**4,878**	**11.4**
FTTx	1,458	1,317	10.6	2,895	2,629	10.1
FTTH	1,314	1,062	23.7	2,585	2,072	24.8
IPTV	366	343	6.7	750	668	12.3
Corporate Data, ICT and others	905	802	12.9	1,787	1,581	13.0
Non-core fixed revenue[2]	**992**	**1,197**	**(17.1)**	**2,059**	**2,483**	**(17.1)**
Core fixed revenue[1] / Net fixed revenue	*73.3%*	*67.3%*	*6.0 p.p.*	*72.5%*	*66.3%*	*6.2 p.p.*
Non-core fixed revenue[2] / Net fixed revenue	*26.7%*	*32.7%*	*(6.0) p.p.*	*27.5%*	*33.7%*	*(6.2) p.p.*

The **Net Fixed Revenue** increased by 1.7% YoY, driven by the greater representativity of our **Core Fixed Revenue** (+10.8% YoY), which corresponds to 73.3% (+6.0 p.p.) of our Net Fixed Revenue. The fixed business contribution to the growth of the Company's total revenue is a structural change in our revenue mix, as a result of the strategic decision to focus investments on more advanced technologies, such as fiber and B2B digital services.

The **FTTx** revenue increased by 10.6% YoY in 2Q22, boosted by **FTTH** Revenue (+23.7% YoY). During the last twelve months, our fiber-to-the-home network reached 61 new cities, adding 3.7 million homes passed and 1.0 million homes connected. This speed in expanding our network and connecting customers allows us to maintain the strong fiber revenue growth.

The **IPTV Revenue**, a product related to fiber connectivity, advanced 6.7% YoY in 2Q22, despite a slight reduction in the access base (-3.0% YoY).

The solid performance of **Corporate Data, ICT, and Other Revenues,** of 12.9% YoY in the quarter, is a result of the complete portfolio of products and services offered by the Company, which includes not only connectivity but also cloud solutions, IT, equipment, and cybersecurity, among others, allowing us to support companies of different sizes to digitize their operations. For more details on the digital B2B performance, click here.

FTTH

HOMES PASSED

Million



+22%
17.3
20.5
21.0
2Q21
1Q22
2Q22

HOMES CONNECTED

Million



+25%
4.0
4.8
5.0
2Q21
1Q22
2Q22

[1] FTTx, IPTV, Corporate Data and ICT, Wholesale and other fixed revenues.
[2] Fixed voice, xDSL and DTH revenues.

COSTS

CONSOLIDATED IN R$ MILLION	2Q22	2Q21	Δ% YoY	6M22	6M21	Δ% YoY
TOTAL COSTS	**(7,253)**	**(5,860)**	**23.8**	**(14,093)**	**(12,254)**	**15.0**
COST OF SERVICES AND PRODUCTS SOLD	**(2,188)**	**(1,883)**	**16.3**	**(4,300)**	**(3,799)**	**13.2**
Services	(1,354)	(1,167)	16.0	(2,587)	(2,311)	12.0
Products sold	(834)	(715)	16.7	(1,712)	(1,488)	15.1
COSTS FROM OPERATIONS	**(5,064)**	**(3,978)**	**27.3**	**(9,794)**	**(8,455)**	**15.8**
Personnel	(1,193)	(993)	20.1	(2,301)	(2,006)	14.7
Commercial and Infrastructure	(3,264)	(3,041)	7.3	(6,333)	(6,052)	4.6
Provision for Bad Debt	(344)	(380)	(9.3)	(700)	(744)	(5.9)
G&A Expenses	(285)	(254)	12.3	(561)	(557)	0.7
Other Net Oper. Rev. (Exp.)	22	690	(96.9)	101	903	(88.8)
Recurring Total Costs [1]	**(7,253)**	**(6,423)**	**12.9**	**(14,093)**	**(12,817)**	**10.0**

The Total Recurring Costs[1], excluding expenses with Depreciation and Amortization, reached **R$ 7,253 million** in the quarter, an increase of **12.9% YoY,** slightly above inflation (IPCA-12M), which increased **11.9%.**

COSTS OF SERVICES AND PRODUCTS SOLD

The Cost of Services and Products Sold grew **16.3% YoY**, due to higher revenues from digital services and sales of handsets and accessories.

- **SERVICES** - increased by **16.0% YoY in 2Q22**, reflecting higher revenues from the sale of licenses and services to companies, increase of expenses with Fistel related to the growth in the customer base, in addition to accelerating sales of digital content.

- **PRODUCTS SOLD** - increase of **16.7% compared to 2Q21**, mainly related to the strong performance in handset and accessories sales.

[1] Excluding the positive non-recurring net effect of R$563 million in the 2Q21, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million.

COSTS FROM OPERATIONS

The Costs from Operations presented a **27.3% YoY** growth, caused mainly by the recognition of non-recurring effects in 2Q21.

- **PERSONNEL** – **20.1% YoY increase in 2Q22**, due to annual salary readjustments, higher expenses with variable compensation and hiring of new employees.

- **COMMERCIAL AND INFRASTRUCTURE** - increase of **7.3% compared to 2Q21**, due to higher expenses with advertisement, network usage and maintenance. These expenses were partially compensated by the higher adoption of digital channels, which generate smaller commissions, and by digitalization of consumer services, billing, top ups, and collections.

- **PROVISION FOR BAD DEBT** - **decreased by 9.3% YoY and ended 2Q22 at R$ 344 million**, representing 2.9% of Gross Revenue (-0.7 p.p. YoY). The essentiality of the connectivity service makes customers prioritize the payment of their bills with Vivo. This behavior, combined with actions taken to increase collection and improve credit scoring, contributed to the decrease in the provision for bad debt.

- **GENERAL AND ADMINISTRATIVE** - **increase of 12.3% YoY in the quarter**, due to the higher expenses with third-party services.

- **OTHER OPERATING REVENUES (EXPENSES)** - **presented a reduction of R$668 million** compared with the same quarter of last year, due mainly to the non-recurrent positive net effect of R$563 million in 2Q21, related to the recognition of extraordinary tax matters and regulatory contingencies.



DIGITALIZATION KPIs

95% E-billing take-up rate
+4.3 p.p. YoY

20 mn Vivo App Users
+5.7% YoY

FROM REVENUE
TO NET INCOME

CONSOLIDATED IN R$ MILLION	2Q22	2Q21	Δ% YoY	6M22	6M21	Δ% YoY
Net Revenue	**11,831**	**10,649**	**11.1**	**23,183**	**21,498**	**7.8**
Recurring EBITDA[1]	**4,578**	**4,226**	**8.3**	**9,090**	**8,681**	**4.7**
Rec. EBITDA[1] Margin	*38.7%*	*39.7%*	*(1.0) p.p.*	*39.2%*	*40.4%*	*(2.9) p.p.*
Reported EBITDA	**4,578**	**4,789**	**(4.4)**	**9,090**	**9,244**	**(1.7)**
Rep. EBITDA Margin	*38.7%*	*45.0%*	*(6.3) p.p.*	*39.2%*	*43.0%*	*(8.8) p.p.*
Depreciation and Amortization	(3,097)	(3,013)	2.8	(6,171)	(5,919)	4.3
EBIT	**1,481**	**1,776**	**(16.6)**	**2,919**	**3,326**	**(12.2)**
Financial Result	(601)	(157)	282.1	(1,125)	(472)	138.4
Gain (Loss) on Investments	(4)	1	n.a.	(8)	3	n.a.
EBT	**876**	**1,620**	**(45.9)**	**1,786**	**2,857**	**(37.5)**
Taxes (Inc. tax / Soc. contr.)	(131)	(275)	(52.4)	(290)	(570)	(49.1)
Net Income	**746**	**1,345**	**(44.6)**	**1,496**	**2,287**	**(34.6)**

[1] Excluding the positive non-recurring net effect of R$563 million in the 2Q21, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million.

EBITDA

The Recurring EBITDA[1] (Earnings Before Interest, Taxes, Depreciation, and Amortization) in 2Q22 amounted to R$4,578 million, an increase of 8.3% when compared to 2Q21, with an EBITDA margin of 38.7% (-1.0 p.p. YoY). This performance reflects the strong growth of 11.1% YoY in total revenues, with a higher participation of core revenues at 91.6% of total revenues (+2.9 p.p.).

DEPRECIATION AND AMORTIZATION

Depreciation and Amortization increased 2.8% compared to 2Q21, as we started to amortize the spectrum licenses acquired in 4Q21 and the assets coming from Oi Mobile.

FINANCIAL RESULTS

In 2Q22, the Financial Results recorded a net expense of R$601 million (+282.1% YoY), caused by the higher average indebtedness related to the acquisition of 5G licenses at the end of 2021, increase of interest rate in the period, and the contracts recognized as leasing under IFRS16. In addition, in 2Q21 the financial results were positively impacted by a non-recurring effect related to the judicial decision regarding the right to exclude ICMS from the calculation basis of the PIS/COFINS contribution.

NET INCOME

Net Income totaled R$746 million in the second quarter of 2022, reducing 44.6% in the annual comparison, due to higher financial expenses in the period.

[1] Excluding the positive non-recurring net effect of R$563 million in the 2Q21, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million.

CAPEX

CONSOLIDATED IN R$ MILLION	2Q22	2Q21	Δ% YoY	6M22	6M21	Δ% YoY
Network	2,145	1,874	14.5	3,771	3,491	8.0
Technology, Information System and Others	430	377	14.2	684	704	(2.8)
CAPEX EX-LICENSES | EX-IFRS 16	**2,575**	**2,251**	**14.4**	**4,455**	**4,194**	**6.2**
IFRS 16 | Leasing	397	665	(40.3)	1,737	1,683	3.2
TOTAL | IFRS 16	**2,972**	**2,916**	**1.9**	**6,203**	**5,878**	**5.5**

The Capex[1] reached **R$ 2,575 million** (+14.4% YoY) in **2Q22**, which represents **21.8%** of the Net Operational Revenue in the period, rising 0.6 p.p. in the annual comparison. Investments were directed towards strengthening our mobile network, with emphasis on the network preparation for the activation of 5G in the capitals and the incorporation of Oi Mobile's accesses, in addition to the investment in expanding the fiber network.

CAPEX[1]/ Net Revenues


0.6%
21.1%
21.8%
2Q21
2Q22

FREE CASH FLOW

CONSOLIDATED IN R$ MILLION	2Q22	2Q21	Δ% YoY	6M22	6M21	Δ% YoY
Recurring EBITDA[2]	**4,578**	**4,226**	**8.3**	**9,090**	**8,681**	**4.7**
Capital Expenditures	(2,575)	(2,251)	14.4	(4,455)	(4,195)	6.2
Taxes and Net Financial Result	(622)	(404)	53.9	(1,182)	(753)	56.9
Working Capital Variation	1,390	716	94.2	2,369	1,252	89.3
FREE CASH FLOW FROM BUSINESS ACTIVITIES	**2,771**	**2,286**	**21.2**	**5,822**	**4,985**	**16.8**
IFRS16 | Lease Payments	(614)	(418)	46.9	(1,188)	(917)	29.6
FREE CASH FLOW AFTER LEASES	**2,157**	**1,868**	**15.5**	**4,634**	**4,067**	**13.9**

The Free Cash Flow after leases reached **R$2,157 million** in 2Q22, up **15.5%** YoY mainly driven by the greater variation in working capital and the growth of Recurring EBITDA[2]. These effects were partially offset by higher tax payments, financial results and leasing payments.

[1] Does not include the relative amount of R$9.8 million of the license renewal in 1Q22 and IFRS 16 effects.
[2] Excluding the positive non-recurring net effect of R$563 million in the 2Q21, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million.

INDEBTEDNESS

LOANS, FINANCING AND DEBENTURES

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
Suppliers	R$	98.9% to 120.8% of CDI	2022	42	-	42
PSI	R$	2.5% to 5.5%	2023	0.03	-	0.03
Contractual Retention[1]	R$	100% of CDI	2023	500	-	500
Contingent Consideration[1]	R$	100% of CDI	2023	64	-	64
5G Licenses	R$	Selic and IGP-DI	2040	673	1,511	2,184
Senior Debt	US$	3.1546%	2023	35	1,055	1,090
ISSUANCES | EX-IFRS 16				**1,314**	**2,566**	**3,880**
Leasing[2]	R$	IPCA	2041	3,291	9,211	12,502
TOTAL | IFRS 16				**4,606**	**11,777**	**16,383**

NET DEBT | EX-IFRS 16

CONSOLIDATED IN R$ MILLION	06/30/2022	03/31/2022	06/30/2021
Short-Term Debt	1,314	1,846	1,475
Long-Term Debt	2,566	1,764	1
Gross Debt | Ex-Leasing	**3,880**	**3,610**	**1,476**
Cash and Cash Equivalents	(3,202)	(6,505)	(8,435)
Derivatives	45	44	23
Net Debt (Cash)	**723**	**(2,851)**	**(6,936)**
Leasing[2]	12,502	11,978	11,469
Net Debt	**13,226**	**9,127**	**4,533**

L.T. DEBT PROFILE

Year	Financial Debt (R$ million)	IFRS 16 (R$ million)
2023	1,709	2,780
2024	50	1,932
2025	50	1,382
2026	50	1,003
After 2026	706	2,114
Total	**2,566**	**9,211**

The Company's gross debt (ex-leasing) reached **R$3,880 million** at the end of **2Q22**, 28% of which is denominated in foreign currency. The debt's foreign exchange exposure is 100% covered by hedging operations. The indebtedness rose by 62.9% YoY in reason of financial liabilities linked to the 5G Licenses acquired at the ANATEL auction and the bilateral loan obtained in April 2022. Considering the Cash Investments and Derivatives, the Company recorded **R$723 million** in net debt on June 30, 2022. Including the lease effect, net debt reached **R$13,226 million** in **2Q22**.

[1] Both arising from the contract of acquisition of Oi's mobile assets, more details in the note 20 of 2Q22 Financial Statements.
[2] Also contemplates financial leases that were considered financial debt before the IFRS 16 norm (R$231 million in 2Q22, R$241 million in 1Q22 and R$339 million in 1Q21).

CAPITAL MARKET

Our capital stock consists exclusively of common shares, with voting rights, that are listed at the B3 (ticker: VIVT3) and the NYSE (ticker: VIV).

Share Performance
(Base 100 as of 06/30/2021)



IBOV
VIVT3 ex-dividends
VIVT3 adjusted by dividends
130
100
70
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22

	06/30/2022	12/31/2021	Δ
Closing price VIVT3 (R$)	47.06	48.19	-2.3%
Closing price VIV (US$)	9.06	8.80	3.0%
Average daily volume 3M VIVT3 (R$ mn)	103.75	128.16	-19.0%
Average daily volume 3M VIV (US$ mn)	19.74	11.67	69.1%
Total number of shares	1,676,938,271	1,690,984,923	(14,046,652)
Outstanding shares	1,670,652,071	1,676,938,271	(6,286,200)
Treasury shares	6,286,200	14,046,652	(7,760,452)
LTM Earnings per Share (EPS)	3.24	3.68	-12.0%
Price/Earnings (P/E)	14.5	13.1	10.9%
Price/Book value (P/BV)	1.2	1.2	-0.4%
Book Value per Share	40.6	41.4	-1.9%



SHAREHOLDER REMUNERATION

The Board of Directors deliberated the credit of **interests on capital** in the gross amount of **R$630 million** in 2Q22 for the fiscal year of 2022. Such IoC will be attributed to the mandatory minimum dividend for the 2022 fiscal year, *ad referendum* of the General Shareholders' Meeting to be held in 2023.

In the last 12 months, the deliberated gross amount per share was **R$3.58**, which translates into a **122%** dividend payout[1] and an **8.4%** dividend yield[1], considering the share buyback program, reaffirming the Company's commitment to maximizing the return to the shareholders.

Considering the share price adjusted by dividends in the last 12 months, we reached **21%** of **Total Shareholder Return (TSR)** in the period.

Besides that, in order to complement the shareholder remuneration, we bought back R$ 198 million in shares in 2Q22, through the **Share Buyback Program** which is in effect until February 22, 2023.

For more information on Dividends, click here



8.4%
Div. Yield¹
R$3.58
Gross Amount/Share
122%
Payout¹
21%
TSR 12M

Total Shareholder Return

R$ million



5,441
23
2,630
2,788
6,760
496
2,735
3,529
6,660
666
2,465
3,529
2020
2021
12M
Buybacks
IOC
Dividends

Quarterly Buyback

R$ million



113
115
198
4Q21
1Q22
2Q22

[1] Includes effect of share buybacks. Excluding share buybacks, the dividend yield would be 7.6% and the dividend payout would be 110%.

DIGITAL ECOSYSTEM

Based on our strategic pillar **#temtudonaVivo** (Vivo has everything), we continue to move forward in the **development of an ecosystem with relevant partners** to fuel our consolidation as a digital services hub.

B2C

FINANCIAL SERVICES

Vivo Money, our personal credit service for postpaid and hybrid customers, ended the month of June 2022 with more than **R$80 million in credit granted** since its launching. The monthly amount of credit originated increased by 6.7x compared to 2Q21 and the monthly number of new contracts grew 4.5x compared to the same quarter of the previous year.

ENTERTAINMENT

Vivo has partnerships with the **best OTTs on the market**, such as Netflix, Disney+, Amazon Prime Video, Spotify and Tidal, to complement mobile and fiber offers and to facilitate the access of our customers to these contents. We ended June 2022 with **1.7 million OTT subscribers**, a growth of 58% YoY.

VIVAE

Vivo and Ânima formed a joint venture in the education sector, called VivaE. Through this company, Vivo and Ânima intend to operate a **digital education platform** with online capacitation courses, focused on **lifelong learning and employability** in areas such as Technology, Business Management, Business Administration and Tourism. VivaE's C-Level and management have already been defined and we will have the launching of a Minimum Viable Product (MVP) in the second half of 2022.

VIVO VENTURES

Vivo Ventures, a Corporate Venture Capital fund, mapped, for a possible investment, 20 companies with innovative solutions that may accelerate the growth of the Company's B2C ecosystem. Vivo Ventures foresees an estimated contribution of **R$320 million**, to be applied throughout its first 5 years.

B2B

Companies in Brazil are moving towards digitalization, and Vivo offers services that go beyond connectivity, creating a digital services ecosystem comprised of **cloud, cybersecurity, IoT, big data, messaging, IT equipment sales and leasing**, among others.

In the last 12 months, B2B digital services generated nearly **R$2.3 billion** in revenues for the Company (+36% YoY). We highlight the agribusiness solutions, such as the usage of IoT to monitor extensive rural areas and to manage the cattle and crops in real time.



Cybersecurity
Cloud
IoT + Messaging
Digital Solutions[1]
+36%
1.7
2.3
LTM Jun-21
LTM Jun-22

[1] Includes equipment.

ESG
Environmental, Social and Governance

Telefônica Brasil presents an ESG strategy that aims to assure its commitment to sustainable growth with ethics and integrity. This strategy has 6 action pillars, with over 100 indicators monitored through the Responsible Business Plan (RBP). The RBP is approved by the Board of Directors and consists of company-wide targets (2021 - 2024), that promote responsible growth and contribute to the Sustainable Development Goals/Agenda 2030. This plan addresses the most relevant current and future issues in the environmental, social, and governance dimensions.

ESG DEBENTURE

In July 2022, Telefônica Brasil issued R$3.5 billion in Sustainability-Linked Bonds (SLBs), a debt instrument linked to the achievement of ESG goals.

The assumed goals relate to internal actions aimed at **promoting diversity and low carbon economy actions**, demonstrating how sustainability correlates with the Company's business strategy and long-term vision.

The commitments predict the following by 2027:

Reduce 40% of direct emissions of GHG (scope 1[1]) in relation to 2021



tCO2e
73,913
78,101
63,018
37,811
2019
2020
2021
2027

Reach ≥30% of black people in leadership positions



%
≥30.0
18.0
18.2
19.4
2019
2020
2021
2027

The Company also launched its first Sustainability-Linked Financing Framework which was independently assessed by Bureau Veritas (Second Party Opinion). The document provides guidelines adopted by Telefônica Brasil for the issuance of ESG debt securities, as well as the Company's sustainability strategy and the management of proposed KPIs and targets.

[1] Emissions of scope 1, generated by controlled sources or owned by the Company.

ENVIRONMENTAL

We began to sell in our online store and in the Vivo store at Shopping VillaLobos (SP), which has the LEED certification in sustainable construction, **ecobags** made from uniforms that would be discarded.

Keeping up with the changes in technology, the Company updated its methodology for the **Eco Rating** seal, which now displays the environmental performance of cellphones.

SOCIAL

During the **LGBT+ Pride** month, Telefônica Brasil launched the "*Eu Vivo Esse Orgulho*" campaign and debuted as sponsor of the LGBT+ Pride Parade, among other actions. The entire event was broadcast live on the Terra portal.

In the B2B segment, a digital marketing portfolio aimed at **small and medium enterprises (SMEs)** was launched, which facilitates the digital presence of these companies.

GOVERNANCE

Telefônica Brasil maintains its **transparency** actions with the disclosure of the Integrated Report 2021, following the guidelines of the GRI, IIRC and SASB; and with the release of Fundação Telefônica Vivo's Social Report 2021.

The Company remains present in the main ESG evaluations: a) Best Telecom in ESG Responsibility by Merco; b) Customer Centricity World Series Award; c) 4th most valuable brand in Brazil according to the Isto É Dinheiro research; d) Best in Diversity in the sector by *Pesquisa Ethos/Época de Inclusão*; e) Among the Best Companies in Diversity Practices and Actions. These recognitions reinforce the Company's commitment to digitalize the company in a sustainable way.

OPERATIONAL INDICATORS

Mobile Business

THOUSAND	2Q22	2Q21	Δ% YoY	6M22	6M21	Δ% YoY
TOTAL MOBILE SUBSCRIBERS	**99,199**	**80,965**	**22.5**	**99,199**	**80,965**	**22.5**
Postpaid	56,934	47,093	20.9	56,934	47,093	20.9
M2M	13,790	11,182	23.3	13,790	11,182	23.3
Dongles	1,623	1,372	18.3	1,623	1,372	18.3
Prepaid	42,264	33,872	24.8	42,264	33,872	24.8
MARKET SHARE[1]	**38.1%**	**33.0%**	**5.1 p.p.**	**38.1%**	**33.0%**	**5.1 p.p.**
Postpaid[1]	40.4%	36.8%	3.6 p.p.	40.4%	36.8%	3.6 p.p.
Prepaid[1]	35.3%	28.8%	6.5 p.p.	35.3%	28.8%	6.5 p.p.
ARPU (R$/month)	**25.0**	**26.8**	**(6.5)**	**26.1**	**27.1**	**(3.6)**
Postpaid (Human)	46.1	48.0	(4.0)	47.5	48.8	(2.8)
M2M	2.7	2.8	(0.8)	2.9	2.9	1.7
Prepaid	11.4	12.1	(5.7)	11.9	12.1	(1.4)
MONTHLY CHURN	**2.5%**	**2.9%**	**(0.4) p.p.**	**2.6%**	**2.9%**	**(0.3) p.p.**
Postpaid (ex-M2M)	1.1%	1.3%	(0.2) p.p.	1.1%	1.2%	(0.1) p.p.
Prepaid	4.2%	4.9%	(0.7) p.p.	4.4%	4.9%	(0.4) p.p.

Fixed Business

THOUSAND	2Q22	2Q21	Δ% YoY	6M22	6M21	Δ% YoY
TOTAL FIXED SUBSCRIBERS	**14,508**	**15,756**	**(7.9)**	**14,508**	**15,618**	**(7.1)**
Core fixed accesses[2]	**6,623**	**6,232**	**6.3**	**6,623**	**6,232**	**6.3**
FTTx	5,732	5,313	7.9	5,732	5,313	7.9
FTTH	5,048	4,046	24.8	5,048	4,046	24.8
IPTV	891	919	(3.0)	891	919	(3.0)
Non-core fixed accesses[3]	**7,885**	**9,524**	**(17.2)**	**7,885**	**9,387**	**(16.0)**
ARPU | FTTH (R$/month)	88.6	90.9	(2.5)	89.2	92.8	(3.9)
ARPU | IPTV (R$/month)	136.5	124.9	9.3	138.6	122.4	13.3
Core fixed accesses[2] / Total fixed accesses	*45.7%*	*39.6%*	*6.1 p.p.*	*45.7%*	*39.9%*	*5.8 p.p.*
Non-core fixed accesses[3] / Total fixed accesses	*54.3%*	*60.4%*	*(6.1) p.p.*	*54.3%*	*60.1%*	*(5.8) p.p.*

[1] Data published by Anatel in April 2022.
[2] FTTx and IPTV.
[3] Fixed voice, xDSL and DTH.

INCOME STATEMENT

CONSOLIDATED IN R$ MILLION	2Q22	2Q21	Δ% YoY	6M22	6M21	Δ% YoY
Gross Operating Revenue	**16,981**	**15,696**	**8.2**	**33,767**	**31,732**	**6.4**
Net Operating Revenue	**11,831**	**10,649**	**11.1**	**23,183**	**21,498**	**7.8**
Core revenues[1]	10,839	9,453	14.7	21,124	19,016	11.1
Mobile core revenue	8,110	6,990	16.0	15,691	14,138	11.0
Fixed core revenue	2,729	2,462	10.8	5,433	4,878	11.4
Non-core revenues[2]	992	1,197	(17.1)	2,059	2,483	(17.1)
Total Costs	**(7,253)**	**(5,860)**	**23.8**	**(14,093)**	**(12,254)**	**15.0**
Cost of Services and Products sold	(2,188)	(1,883)	16.3	(4,300)	(3,799)	13.2
Services	(1,354)	(1,167)	16.0	(2,587)	(2,311)	12.0
Products sold	(834)	(715)	16.7	(1,712)	(1,488)	15.1
Costs from Operations	(5,064)	(3,978)	27.3	(9,794)	(8,455)	15.8
Personnel	(1,193)	(993)	20.1	(2,301)	(2,006)	14.7
Commercial and Infrastructure	(3,264)	(3,041)	7.3	(6,333)	(6,052)	4.6
Provision for Bad Debt	(344)	(380)	(9.3)	(700)	(744)	(5.9)
General and Administrative	(285)	(254)	12.3	(561)	(557)	0.7
Other Net Oper. Revenue (Exp.)	22	690	(96.9)	101	903	(88.8)
EBITDA	**4,578**	**4,789**	**(4.4)**	**9,090**	**9,244**	**(1.7)**
EBITDA Margin %	*38.7%*	*45.0%*	*(6.3) p.p.*	*39.2%*	*43.0%*	*(3.8) p.p.*
Depreciation and Amortization	**(3,097)**	**(3,013)**	**2.8**	**(6,171)**	**(5,919)**	**4.3**
EBIT	**1,481**	**1,776**	**(16.6)**	**2,919**	**3,326**	**(12.2)**
Financial Result	**(601)**	**(157)**	**282.1**	**(1,125)**	**(472)**	**138.4**
Gain (Loss) on Investments	**(4)**	**1**	**n.a.**	**(8)**	**3**	**n.a.**
Taxes (Income tax / Social contribution)	**(131)**	**(275)**	**(52.4)**	**(290)**	**(570)**	**(49.1)**
Net Income	**746**	**1,345**	**(44.6)**	**1,496**	**2,287**	**(34.6)**

BALANCE SHEET

CONSOLIDATED IN R$ MILLION	06/30/2022	12/30/2021	Δ% YoY
ASSETS	**120,010**	**115,664**	**3.8**
Current Assets	**17,801**	**21,060**	**(15.5)**
Cash and Cash Equivalents	3,131	6,449	(51.4)
Accounts Receivable	8,563	8,100	5.7
Inventories	801	640	25.2
Other current assets	5,306	5,872	(9.6)
Non-Current Assets	**102,208**	**94,603**	**8.0**
Accounts Receivable	423	471	(10.3)
Guarantees and Deposits	2,768	2,761	0.2
Other assets	3,566	2,858	24.8
Property, Plant and Equipment, Net	45,599	44,409	2.7
Intangible Assets, Net	49,854	44,104	13.0
LIABILITIES AND SHAREHOLDERS' EQUITY	**120,010**	**115,664**	**3.8**
LIABILITIES	**51,924**	**45,657**	**13.7**
Current Liabilities	**25,588**	**22,459**	**13.9**
Accounts Payable and Suppliers	9,483	8,021	18.2
Taxes, Fees and Contributions	1,363	1,485	(8.2)
Loans, Financing, Debentures, Leasing and Licenses	4,606	6,907	(33.3)
Interest on Capital and Dividends	7,196	4,266	68.7
Provisions and Contingencies	1,562	702	122.4
Other Liabilities	1,377	1,079	27.7
Non-Current Liabilities	**26,336**	**23,198**	**13.5**
Accounts Payable	2,674	1,793	49.1
Deferred Income Tax and Social Contribution	4,017	4,172	(3.7)
Loans, Financing, Debentures, Leasing and Licenses	11,777	10,027	17.5
Provisions and Contingencies	6,326	5,721	10.6
Other Liabilities	1,543	1,485	3.9
SHAREHOLDERS' EQUITY	**68,086**	**70,006**	**(2.7)**

CONFERENCE CALL

Date: July 27, 2022 (Wednesday)

Time: 10:00 a.m. (Brasília) and 9:00 a.m. (New York)

Telephones:
- Brazil: (+55 11) 4090-1621 ou (+55 11) 4210-1803
- USA: (+1 412) 717-9627
- UK: (+44 20) 3795-9972
- Spain: (+34 91) 038-9593

Web Phone: click here
Access code: Telefônica Brasil

Click here to access the webcast in **English**

Click here to access the webcast in **Portuguese** (simultaneous translation)

A replay of the conference call will be available one hour after the event, until August 02, 2022, at (+55 11) 3193-1012 (Code: 2135343#).

TELEFÔNICA BRASIL
Investor Relations

Christian Gebara
David Melcon
João Pedro Carneiro
Gabriel Menezes
Tatiana Anicet

Av. Eng. Luis Carlos Berrini, 1376 - 17º Andar - Cidade Monções - SP - 04571-000
E-mail: ir.br@telefonica.com
Information available on the website: www.telefonica.com.br/ri